This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the offer to purchase dated December 13, 2006, and the related letter of transmittal and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the tender offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of CBRL Group, Inc. by Wachovia Capital Markets, LLC or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash
up to 5,430,000 Shares of its Common Stock
(including the associated common stock purchase rights)
at a Purchase Price Not Greater Than $46.00
Nor Less Than $42.00 Per Share by

CBRL Group, Inc., a Tennessee corporation (the “Company”), is offering to purchase for cash up to 5,430,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share, including the associated common stock purchase rights (“associated rights”) issued under the Rights Agreement dated as of September 7, 1999, between the Company and Computershare Trust Company, N.A., as rights agent, at a price not greater than $46.00 nor less than $42.00 per share, net to seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2006 (“offer to purchase”) and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer).

The tender offer is not conditioned upon the receipt of financing nor on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 11, 2007 UNLESS CBRL GROUP, INC. EXTENDS THE TENDER OFFER.

On the terms and subject to the conditions of the tender offer, the Company will determine the single per share price, not greater than $46.00 nor less than $42.00, net to tendering shareholders in cash, without interest, that the Company will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders. The Company will pay the same price per share for each share of common stock purchased in the tender offer. The Company will select the lowest purchase price (in multiples of $0.25) (“purchase price”) that will allow it to purchase 5,430,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $46.00 nor less than $42.00. All shares acquired in the tender offer will be acquired at the same purchase price, regardless of whether the shareholder tendered the shares at a lower price. The Company will purchase only shares properly tendered at or below the purchase price selected by the Company and not properly withdrawn. However, because of “odd lot” priority, conditional tender, and proration provisions described in the offer to purchase, the Company may not purchase all of the shares tendered at or below the purchase price selected by the Company if more than 5,430,000 shares are properly tendered. The Company reserves the right in its sole discretion to purchase more than 5,430,000 shares in the tender offer, subject to applicable law.

If more than 5,430,000 shares are tendered at or below the purchase price, the Company will purchase all shares tendered at or below the purchase price on a pro-rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which the Company will purchase on a priority basis as more fully described in the offer to purchase, and except for shares that were conditionally tendered and for which the condition was not satisfied. The Company will not purchase shares tendered at prices greater than the purchase price or shares that the Company does not accept for purchase because of proration provisions or conditional tenders. Shares not purchased in the tender offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration of the tender offer.

The Company will make payment for shares tendered and accepted for payment pursuant to the tender offer only after the depositary in the tender offer, Computershare Trust Company, N.A. (“depositary”), timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the “book-entry transfer facility” (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal, or an “agent’s message” (as defined in the offer to purchase) in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

The Company believes that the tender offer is a prudent use of its financial resources, given its present and expected future cash flows, business profile, assets and the current market price of its common stock. The tender offer represents an opportunity for the Company to return cash to shareholders who elect to tender their shares while at the same time increasing non-tendering shareholders’ proportionate interest in the Company.

The Company’s board of directors (“Board of Directors”) has unanimously approved the tender offer. However, none of the Company, its Board of Directors, the dealer manager, the depositary or the information agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. The Company has not authorized any person to make any recommendation. Shareholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender and the price or prices at which to tender. The Company has been advised that none of its directors and executive officers intend to tender any of their shares in the tender offer.

The Company reserves the right, in its sole discretion, to extend the tender offer at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay the acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary. The Company will announce any such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The term “expiration date” means 12:00 midnight, New York City time, on January 11, 2007, unless the Company, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by the Company, shall expire. Under no circumstance will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment.

Tenders of shares are irrevocable, except that tenders of shares in the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by the Company pursuant to the tender offer after the expiration date, shares may also be withdrawn at any time after 12:00 midnight, New York City time, on February 9, 2007. For a withdrawal to be effective, the depositary must timely receive a written or facsimile transmission notice of withdrawal at one of the depositary’s addresses set forth on the back cover page of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares that the shareholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the offer to purchase), unless the shares have been tendered for the account of an eligible guarantor institution. If a shareholder has tendered shares under the procedure for book-entry transfer set forth in Section 3 of the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures.

The offer to purchase and related letter of transmittal contain important information which should be read before shareholders decide whether to accept or reject the tender offer. They will be mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholders list (or, if applicable, who are listed as participants in a clearing agency’s security position listing) for transmittal to beneficial owners of shares.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated by reference in this notice.

Please contact the information agent or the dealer manager set forth below with any questions or requests for assistance. Please contact the information agent for additional copies of the offer to purchase, the related letter of transmittal, and other tender offer materials. The information agent will furnish copies promptly at the Company’s expense.

The information agent for the tender offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005

Banks and Brokers call collect: (212) 269-5550
All others call toll free: (800) 848-2998

The dealer manager for the tender offer is:

375 Park Avenue, 4th Floor
New York, NY 10152

Attn: Tom Yates

Call: (212) 214-6129

Call toll-free: (800) 532-2916

December 13, 2006

3